Exhibit a-3
Lincoln Life & Annuity Company of New York

Guaranteed Income Benefit Rider

This Rider is made a part of the Contract to which it is attached. Except as stated in this Rider, it is subject to the provisions contained in the Contract. Coverage under this Rider begins on the Rider Date as shown on the Contract Benefit Data page(s).

This optional Rider provides variable Periodic Income Payments payable under the Variable Annuity Payment Option Rider (VAPOR), which is also attached to the Contract, are guaranteed not to fall below the Guaranteed Income Benefit.

Investment Restriction
Investment restrictions apply to any Fixed Account and Variable Subaccount elections under the Contract. Refer to Investment Restrictions provisions of this Rider.

Definitions
Guaranteed Income Benefit (GIB) is the minimum amount payable for each Periodic Income Payment made under the VAPOR.

Step-Up Date is the date on which a GIB Step-Up may occur, pursuant to the Automatic Step-Up of the GIB provision.
A

For Non-qualified contracts, a Step-Up Date is the first Valuation Date on or after the Periodic Income Commencement Date (PICD) anniversary of each [1 year] period measured from the PICD.
A1

For Qualified contracts, the first Step-Up Date is the Valuation Date of the first Periodic Income Payment in the [first calendar year] following the PICD. Subsequent Step-Up Dates will be the Valuation Date of the first Periodic Income Payment in the calendar year, every subsequent [1 year] period.

INVESTMENT RESTRICTIONS
B
No Fixed Account may be elected, except the DCA Fixed Account pursuant to a systematic allocation program. The Owner must allocate Account Values pursuant to the Investment Restriction [Option A, Option B, or Option C as follows:
Option A --                                  Elect an available Asset Allocation Model; or
Option B --                                  Allocate all values among specific Variable Subaccounts; or
Option C --                                  Create an asset allocation portfolio of Variable Subaccounts.]
B1

Subject to a [$1,500] minimum amount, the Owner may designate all or part of the initial Purchase Payments for systematic allocation pursuant to the Investment Restriction Option elected.

The Asset Allocation Model or the Variable Subaccounts selected by the Owner is/are shown on the Allocation Amendment which is attached to the Contract.

We do not reserve the right to add or modify Investment Restriction Options, however, Separate Account changes such as Variable Subaccount additions, substitutions and closings may affect the availability of allocation options under an Investment Restriction Option.

Account Values will be automatically rebalanced on the quarterly anniversary of the Rider Date shown on the Contract Benefit Data page(s). Account Values will be automatically rebalanced on a proportional basis based on the allocation instructions in effect at the time of rebalancing. Within the constraints of these Investment Restrictions, the Owner may reallocate available Account Values by notifying Us.

Reallocation requests that violate the Investment Restrictions will be rejected by Us.

General
If this Rider is in effect on the Valuation Date the Periodic Income Payment is determined, then the amount that will be paid will be the greater of:
(a)	the Periodic Income Payment determined under the VAPOR; or
(b)	the GIB.

On the Rider Date, the Initial Guaranteed Income Benefit amount is shown on the Contract Benefit Data page(s).

Automatic Step-Up of the GIB (GIB Step-Up)
C
On each Step-Up Date, a GIB Step-Up will occur only if [75%] of the Periodic Income Payment determined under the VAPOR on the Step-Up Date is greater than the GIB on the Valuation Date immediately prior to the Step-Up Date. Upon a GIB Step-Up, the GIB will automatically step-up to [75%] of the Periodic Income Payment determined under the VAPOR. If the GIB on the Valuation Date immediately prior to the Step-Up Date is greater than or equal to [75%] of the Periodic Income Payment determined under the VAPOR, no GIB Step-Up will occur.

On each GIB Step-Up, the rider charge rate may be adjusted pursuant to the Rider Charge provision of this Rider. If the rider charge rate is increased, the Owner may decline the GIB Step-Up by Notice to Us within 30 days of the effective date of the GIB Step-Up. If the Owner does decline the GIB Step-Up, the GIB will be the GIB on the Valuation Date immediately prior to the Step-Up Date, subject to adjustments for withdrawals. If the Owner does not decline the GIB Step-Up, the GIB Step-Up will be deemed accepted by the Owner.

An Automatic Step-Up of the GIB will occur whether or not the Owner has previously declined a GIB Step-Up.

Adjustments to the GIB
Each withdrawal will reduce the GIB in the same proportion as the amount withdrawn reduces the Account Value on the Valuation Date of the withdrawal. Payment of a Periodic Income Payment, whether equal to the GIB or the Periodic Income Payment determined under VAPOR, is not a withdrawal.
D

An increase in the length of the Access Period will not result in an adjustment to the GIB. Any increase in the length of the Access Period is subject to a [5 year] minimum increase.

Effect of GIB during Access Period
During the Access Period, payment of the Periodic Income Payment, whether equal to the GIB or the Periodic Income Payment determined under the VAPOR, reduces the Account Value.

If the Account Value is reduced to zero, the Access Period will end and the Lifetime Income Period will begin on the Valuation Date that the Account Value equals zero. Each subsequent Periodic Income Payment during the Lifetime Income Period will be equal to the GIB and the Effect of GIB during Lifetime Income Period provision of this Rider shall not apply.

Effect of GIB during Lifetime Income Period
During the Lifetime Income Period, provided the Contract has not been assigned for value, if a Periodic Income Payment determined under the VAPOR is less than the GIB, the excess of the GIB attributable to the Variable Account over the Periodic Income Payment attributable to the Variable Account determined under the VAPOR will reduce the number of Annuity Units per Variable Subaccount payable in each subsequent Periodic Income Payment. The reduction to the number of Annuity Units per payment will be determined by: (a) divided by (b) then the result further divided by (c) where:
(a)	is the amount of the excess of the GIB attributable to the Variable Account over the Periodic Income Payment determined under the VAPOR attributable to the Variable Account; and
(b)	is the applicable Annuity Factor; and
(c)	is the Annuity Unit value as of the Valuation Date of the Periodic Income Payment.

Additional Purchase Payments
While this Rider is in effect, no additional Purchase Payments will be approved and added to the Contract.

Rider Charge
E
The annual rider charge rate is subject to a Guaranteed Maximum Annual Rider Charge rate of [2.45%]. While this Rider is in effect, the rider charge rate will be added to the Contract Mortality and Expense Risk and Administrative Charge as shown on the Contract Benefit Data page(s), which is deducted from the Variable Account.

On each GIB Step-Up, the rider charge rate will be changed to the rider charge rate currently in effect, subject to the Guaranteed Maximum Annual Rider Charge rate shown above. Any such adjustment will change the total Mortality and Expense Risk and Administrative Charge. The Mortality and Expense Risk and Administrative Charge rates shown on the Contract Benefit Data page(s) are as of the Rider Date.

Pursuant to the Automatic Step-Up of the GIB provision of this Rider, the Owner may decline a GIB Step-Up if the rider charge rate is increased. Upon Our receipt of Notice from the Owner to decline a GIB Step-Up, the rider charge rate will decrease to the rider charge rate in effect on the Valuation Date immediately prior to the Step-Up Date.

Termination of this Rider
The Owner may terminate this Rider upon Notice to Us at any time. This Rider will terminate for any of the following reasons:
(a)	the Contract to which this Rider is attached terminates;
(b)	the VAPOR terminates;
(c)	the death of the Annuitant, or the later of the death of the Annuitant or Secondary Life if a joint payout was elected;
(d)	a decrease in the length of the Access Period; or
(e)	a change in the Periodic Income Payment Mode.

Termination of this Rider due to termination of the VAPOR, the Contract or death of the Annuitant or Secondary Life as described above will be effective on the Valuation Date on which such event occurs. Termination of this Rider due to a decrease in the Access Period, change in the Periodic Income Payment Mode, or by Notice to Us from an Owner, will be effective on the Valuation Date of the PICD anniversary following such event.

F

AR-528 (7/18)